May 28, 2025

Gang Li
Chief Executive Officer
Chanson International Holding
B9 Xinjiang Chuangbo Zhigu Industrial Park
No. 100 Guangyuan Road, Shuimogou District
Urumqi, Xinjiang, China 830017

       Re: Chanson International Holding
           Registration Statement on Form F-1
           Filed May 19, 2025
           File No. 333-287404
Dear Gang Li:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. We note your disclosure in the header that you are offering up to 25,000,000 Series B
       Warrants to    purchase    up to 75,000,000 shares of common stock.
Given the
       existence of the "alternate cashless exercise" provision, it appears that those warrants will be exercised without any purchase payment. Accordingly, revise the header to reflect that the Series B Warrants have a zero exercise price or no exercise price option.
2. We note your references in your prospectus to an "alternative cashless exercise" of the
       Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to
 May 28, 2025
Page 2

       the aggregate exercise price the holder would otherwise pay to exercise the warrants.
       In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or
       another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.
3. With respect to the warrants with an alternative cashless exercise feature, please revise the cover page narrative and Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the
       Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive more than one share.
Risk Factors, page 22

4. We note your disclosures indicate that under the cashless exercise provision, your
       Series A and Series B warrant holders have the right to receive an aggregate number of shares based on the formula provided. Please revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of your Series A warrants and your Series B warrants. For guidance, refer to Regulation S-K, Item 501(b)(2). Additionally, disclose that the number of shares issuable on the exercise of the warrant under the alternative cashless exercise provision increases as the stock price falls further below the initial exercise price of the warrant.
5. We note your risk factor disclosure on page 21 concerning the potential for substantial dilution from the "alternative cashless exercise" provision. With reference to the disclosure on pages 21, please revise the risk factor disclosure, or add a new risk factor, to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.
6. Please include in your risk factor disclosure that the offering could cause the company's common stock price to fall below the minimum bid price. We note that on page 18, you received a notice from the Listing Qualifications Department of
       Nasdaq that based upon the closing bid price of the Class A Ordinary Shares of the
       Company for the last 30 consecutive business days, you no longer meet the continued
       listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) and as a result, your shares could be delisted from Nasdaq. If you have any plans to seek shareholder approval for a reverse stock split, please disclose these plans in the registration statement, including the proposed ratio, if known.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 28, 2025
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kristin Baldwin at 202-551-7172 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Benjamin Yao